UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 17, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – FR-MP The Palmer JV LLC

On November 17, 2020, we directly acquired ownership of a “majority-owned subsidiary”, FR-MP The Palmer JV LLC  (the “Palmer Controlled Subsidiary”), for an initial purchase price of approximately $23,415,000, which is the initial stated value of our equity interest in the Palmer Controlled Subsidiary. We anticipate funding an additional $935,000 through future capital calls, bringing our total investment in the Palmer Controlled Subsidiary to approximately $24,350,000 (the “Palmer Investment”). The Palmer Controlled Subsidiary used the proceeds to purchase an entity membership interest in a single stabilized garden-style multifamily property totaling 502 units located at 1345 Towne Lake Hills South Drive, Woodstock, GA 30189 (the “Palmer Property”). The closing of the initial Palmer Investment and the Palmer Property occurred concurrently.

The Palmer Controlled Subsidiary is managed by McDowell Properties (“McDowell”), which currently operates approximately 10,000 units across the United States. Since its inception in 2004, McDowell has purchased over 40,000 units valued at over $3.0 billion.

Pursuant to the agreements governing the Palmer Investment (the “Palmer Operative Agreements”), our consent is required for all major decisions regarding the Palmer Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Palmer Investment, paid directly by the Palmer Controlled Subsidiary.

The Palmer Property was acquired for a purchase price of approximately $92,000,000. McDowell anticipates additional hard costs of approximately $3,815,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $2,957,000, bringing the total projected project cost for the Quail Valley Property to approximately $98,772,000. The renovations are expected to be complete within 36-60 months. To finance the acquisition of the Quail Valley Property, a $70,125,000 senior secured loan with a ten (10) year initial term at an interest rate of 30-Day Average Secured Overnight Financing Rate (“SOFR”) + 2.58% with five years interest-only was provided by Wells Fargo – Freddie Mac (the “Palmer Senior Loan”). The remaining equity contributions to the Palmer Controlled Subsidiary are being contributed 85% by us and 15% by McDowell and its affiliates.

As of the closing date, the Palmer Senior Loan had an approximate LTC ratio of 71.0%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Palmer Property is a 502-unit garden-style apartment property in Woodstock, GA, and was approximately 94% occupied at the time of our investment. The property was constructed in 1996 and 1999, and the build is of wood frame.

The Atlanta market presents a sound investment opportunity arising from strong population growth and solid multifamily market metrics.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Woodstock, GA Apartments - The Palmer - FR-MP The Palmer JV LLC	11.4% - 15.7%	$7,599	$141	6.0%	2.25%	2.25%	2.75%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 23, 2020